R. F. LAFFERTY & CO., INC.
EXEMPTION REPORT
DECEMBER 31, 2015

R.F. Lafferty & Co. Inc. (The Company) asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from Rule 240.15c3-3 under section k(2)(ii)

(2) The Company met such exemption provisions in Rule 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Signature: _____